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13014133

AB
3|13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8 - 50652

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/12   AND ENDING   12/31/12
     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

HFP CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

386 PARK AVENUE SOUTH, 8TH Floor
(No. And Street)

NEW YORK,   NY   10016
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEOFFREY BYRUCH   (646)660-9647
           (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
      (Name - if individual state last, first, middle name)

5 West 37th Street, 4th Floor   NEW YORK   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____ GEOFFREY BYRUCH _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ HFP CAPITAL MARKETS LLC _____ , as of

_____ DECEMBER 31, 2012 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

GUILLERMINA BATISTA
Notary Public - State of New York
No. 01BA6201289
Qualified in Kings County
My Commission Expires February 17, 2013

_____
Notary Public

_____
Signature

MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HFP CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

PUBLIC

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
  HFP Capital Markets LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of HFP Capital Markets LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of HFP Capital Markets LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 21, 2013

HFP CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 150,778
Due from clearing broker	1,469,578
Securities owned, at fair value	463,522
Fixed assets (net of accumulated depreciation of $57,272)	663,148
Accounts receivable	21,977
Other assets	239,739
	$ 3,008,742

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:

Securities sold short, at fair value	$ 16,674
Accounts payable	180,799
Commissions payables	703,064
Deferred rent	300,314
Other payables	150,851
TOTAL LIABILITIES	1,351,702
Member's capital	1,657,040
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 3,008,742

The accompanying notes are an integral part of this financial statement.

NOTE 1 -   ORGANIZATION AND NATURE OF BUSINESS

AM Capital LLC, ("AM"), the Predecessor to HFP Capital Markets LLC (the "Company"), was formed as a limited liability company in November 1997 and was registered with the Securities and Exchange Commission (the "SEC") on September 4, 1998. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In October, 2008, there was a change of control and ownership and simultaneously there was a name change from AM Capital, LLC to HFP Capital Markets LLC. The Company conducts business as a full service broker dealer.

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement - Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's assets and liabilities are recorded at fair value on a recurring basis based upon a fair value hierarchy, in accordance with ASC 820, as of December 31, 2012.

HFP CAPITAL MARKETS LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012
(continued)

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement - Definition and Hierarchy (continued)

At December 31, 2012, the Company had investments in securities in the aggregate amount of $463,522 and securities sold short in the aggregate amount of $16,674 both of which were valued using Level 1 inputs.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from the estimates that were used.

Depreciation

Depreciation is provided on a straight - line basis using estimated useful lives of six to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company is not subject to federal and state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included on the statement of operations.

The Company complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes ("ASC 740") which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2011, 2010, and 2009.

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

   The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Contingencies

   Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

   Loss contingencies considered remote are generally not disclosed unless they involve guaranteeing, in which case the nature of the guarantee would be disclosed.

NOTE 3 -   DUE FROM AND DEPOSIT WITH CLEARING BROKER

   The Company clears all its securities transactions including their own customer transactions through Penson Financial Services, Inc., their clearing broker, pursuant to a clearance agreement.

   As part of this agreement with its clearing broker, the Company maintains a good faith deposit of $75,000, which is included in due from clearing broker on the statement of financial condition. The deposit with the clearing broker consists of cash.

   The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their delivery versus payment of securities transactions.

NOTE 4 -   FIXED ASSETS

Details of fixed assets at December 31, 2012 are as follows:

Leasehold improvements	$ 269,683
Furniture & fixtures	286,471
Computer equipment	164,266
Total fixed assets, at cost	720,420
Less accumulated depreciation	(57,272)
Total	$ 663,148

Depreciation for the year ended December 31, 2012 was $57,272 and is on the statements of operations.

NOTE 5 -   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed, 10 to 1. At December 31, 2012, the Company had net capital of $655,798, which was $555,798 in excess of its required net capital of $100,000. The Company's net capital ratio was 2.04 to 1.

NOTE 6 -   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and other counterparties with which it conducts business.

As of December 31, 2012, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 7 -   COMMITMENTS AND CONTINGENT LIABILITIES

On May 1, 2012, the Company executed a 3 year non-cancelable and a 16 year non-cancelable lease for office space which expires on December 30, 2014 and April 30, 2028, respectively. Future minimum annual lease payments, are as follows:

Year ending December 31	3rd Floor	8th Floor	Total
2013	$ 39,398	$ 414,161	$ 453,559
2014	40,184	422,445	462,629
2015	-	430,894	430,894
2016	-	439,511	439,511
2017	-	475,198	475,198
Thereafter	-	5,908,845	5,908,845
Total	$ 79,582	$ 8,091,054	$ 8,170,636

The first six months of rent under this lease has been abated and will be amortized over the life of the lease. The lease is subject to escalations, and the Company records rent expense on a straight line basis over the lease term. For the year ended December 31, 2012, the total rent expense, including incidentals, amounted to $654,150 of which the payment of $300,314 was deferred.

The Company had no equipment rental commitments, no underwriting commitments and no contingent liabilities at December 31, 2012 or during the year then ended.

The Company has been named as defendants in several legal actions arising out of the normal course of its operations that claim substantial damages, the final outcome of which cannot presently be determined. The Company's management, after consultation with outside legal counsel, believes that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company's financial position.

NOTE 8 -   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

NOTE 8 -   GUARANTEES (continued)

The Company has issued no guarantees effective at December 31, 2012 or during the year then ended, except as disclosed in Note 3 above.

NOTE 9 -   SUBSEQUENT EVENTS

Subsequent events have been evaluated, and no events have been identified which require disclosure.